FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*

Peiker, Jr., Edwin W.

(Last) (First) (Middle)

1660 Wynkoop Street
Suite 1000

(Street)

Denver, CO 80202-1132

(City) (State) (Zip)

2. Issuer Name **and** Tickler or Trading Symbol

Royal Gold, Inc. - "RGLD"

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

524-36-1927

4. Statement for Month/Year

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

X	Director		10% Owner
	Officer (give title below)		Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

X	Form filed by One Reporting Person
	Form filed by More than One Reporting Person

Table I ¾ Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day /Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common stock, $.01 par value	**12/31/02**	**J(1)**	**V**	**403,578 (1)**	**D**		**0**	**D**	
Common stock, $.01 par value	**12/31/02**	**J(1)**	**V**	**403,578 (1)**	**A**				
Common stock, $.01 par value	**12/31/02**	**G**	**V**	**4,035.78 (2)**	**D**		**4,035.78 (2)**	**I**	**family LLC**
Common stock, $.01 par value	**12/31/02**	**J(3)**	**V**	**399,542.22 (3)**			**399,542.22 (3)**	**I**	**family LLC**

FORM 4 (continued)	Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)												
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) Transfer of shares to a family LLC, a limited liability company of which the reporting person is the sole general partner and of which the reporting person was then the sole limited partner.

(2) Represents gifts of interests in family LLC to three individuals. The reporting person disclaims beneficial ownership of Royal Gold common stock held in family LLC except to the extent of his pecuniary interest therein.

(3) Represents shares held by the reporting person with respect to the family LLC in which the reporting person has a pecuniary interest.

Edwin W. Peiker, Jr., kg for
**Signature of Reporting Person

2/18/03
Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, s*ee* Instruction 6 for procedure.